Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”.)

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of ROCL, Holdings, and NEH, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). ROCL has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2024, assumes that the Business Combination occurred September 30, 2024. The following unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2024 and for the year ended December 31, 2023, presents pro forma effect to the Business Combination as if it had occurred on January 1, 2023.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024, has been derived from:

•	The historical unaudited financial statements of ROCL as of September 30, 2024, and the related notes thereto included elsewhere in this Report;

•	The historical unaudited financial statements of NEH as of September 30, 2024, and the related notes thereto included elsewhere in this Report; and

•	The historical unaudited financial statements of Holdings as of September 30, 2024, and the related notes thereto included elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2024, has been derived from:

•	The historical unaudited financial statements of ROCL for the nine months ended September 30, 2024, and the related notes thereto included elsewhere in this Report;

•	The historical unaudited financial statements of NEH for the nine months ended September 30, 2024, and the related notes thereto included elsewhere in this Report; and

•	The historical unaudited financial statements of Holdings as of September 30, 2024, and the related notes thereto included elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, has been derived from:

•	The historical audited financial statements of ROCL for the year ended December 31, 2023, and the related notes thereto included elsewhere in this Report;

•	The historical audited financial statements of NEH for the year ended December 31, 2023, and the related notes thereto included elsewhere in this Report; and

•

Holdings was incorporated on June 24, 2024, therefore there is no December 31, 2023, statement of operations included in the pro forma condensed combined statement of operation as of December 31, 2023.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this Report which incorporates Transaction Accounting Adjustments. NEH, Holdings, and ROCL have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

This information should be read together with the financial statements and related notes, as applicable, of each of Holdings, NEH and ROCL included in this Report and NEH’s and ROCL’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Report.

Description of the Transactions

Business Combination

On January 3, 2024, ROCL entered into a Business Combination Agreement and Plan of Reorganization (as amended on June 5, 2024, August 8, 2024, September 11, 2024, September 30, 2024 and as it may be further amended, supplemented or otherwise modified from time to time, the “BCA”), by and among ROCL, Roth CH V Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of ROCL (“Merger Sub”), and NEH. Upon the terms and subject to the conditions set forth in the BCA and in accordance with the Nevada Revised Statutes and the Delaware General Corporation Law, (i) ROCL will merge (the “Redomestication Merger”) with and into a newly formed Nevada corporation named Roth CH V Holdings, Inc. (“Holdings”), a wholly owned subsidiary of ROCL, and Holdings will be the survivor of the Redomestication Merger; (ii) Holdings shall sign a joinder and become a party to the Merger Agreement; and (iii) immediately subsequent to the Redomestication Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Holdings (the “Business Combination”). Upon the closing of the transaction, subject to approval by ROCL’s stockholders and other customary closing conditions, the combined company will be named “New Era Helium Inc.” and is expected to list on The Nasdaq Stock Market.

Subject to the terms and conditions set forth in the BCA, in consideration of the Merger, the holders of shares of NEH Common Stock (including shares of NEH Common Stock resulting from the conversion of NEH Preferred Stock) will receive an aggregate of 9.0 million shares of Holdings’ common stock, which number will be subject to adjustment based upon the difference between the Net Debt (as defined below) at Closing from the Net Debt at the date of the Original Business Combination Agreement (the “Net Debt Variation”) (which shares do not include the Earnout Shares (as defined below)) (the “Company Merger Shares”). For every dollar decrease in the Net Debt Variation the Company Merger Shares shall be increased by 1/10 of one share and for every dollar increase in the Net Debt Variation the Company Merger Shares shall be decreased by 1/10 of one share

The BCA also provides, among other things, that the holders of shares of NEH Common Stock immediately prior to the Effective Time have the contingent right to receive up to an aggregate of 1.0 million additional shares of ROCL’s common stock (the “Earnout Shares”), subject to the following contingencies:

(i)

500,000 Earnout Shares, in the event that, based upon the audited financial statements of NEH for the year ended December 31, 2025, it meets or exceeds a total EBITDA of $25.268 million as calculated by NEH; and

(ii)

500,000 Earnout Shares, if, at any time during the period between the Closing Date and 180 days after the filing of the Form 10-K for the fiscal year ended December 31, 2025, the average of the reported sales prices on Nasdaq (or the exchange on which ROCL’s common stock is then listed) for any twenty (20) Trading Days during any thirty (30) consecutive Trading Days is greater than or equal to $12.50.

Business Combination Agreement Amendments

On June 5, 2024, each of ROCL and the Company entered into the First Amendment to the Business Combination Agreement and Plan of Reorganization Amendment (the “Amendment”) pursuant to which, among other things:

(a)	the Outside Date has been extended to September 30, 2024;

(b)

the structure of the Business Combination has changed such that: (i) ROCL will merge (the “Redomestication Merger”) with and into a newly formed Nevada corporation named Roth CH V Holdings, Inc. (“Holdings”), a wholly owned subsidiary of ROCL, and Holdings will be the survivor of the Redomestication Merger; (ii) Holdings shall sign a joinder and become a party to the Merger Agreement; and (iii) immediately subsequent to the Redomestication Merger, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Holdings; and

(c)

the closing condition that the Company raises at least $45 million in a private placement of securities in order to fund its new plant construction has been removed, and the closing condition that certain indebtedness of the Company be converted into shares of common stock of the Company has been removed.

On August 8, 2024, the parties to the BCA entered into the Second Amendment to the Business Combination Agreement and Plan of Reorganization Amendment, pursuant to which, among other things:

(a) the Outside Date was extended to October 31, 2024, and (b) the definitions of “Company Merger Shares” and “Net Debt” were amended.

On September 11, 2024, the parties to the BCA entered into the Third Amendment to the Business Combination Agreement and Plan of Reorganization, pursuant to which, among other things, the parties clarified the effect that any variation in the Net Debt of NEH between January 3, 2024, and the date of Closing might have on the number of Company Merger Shares to be delivered at Closing.

On September 30, 2024, the parties to the BCA entered into the Fourth Amendment to the Business Combination Agreement and Plan of Reorganization, pursuant to which, among other things, the parties extended the Outside Date to November 30, 2024.

Equity Purchase Facility

The Equity Purchase Facility Agreement

On the Closing Date, following the closing of the Business Combination, the Company and an institutional investor (the “EPFA Investor”) entered into an Equity Purchase Facility Agreement (the “EPFA”). The EPFA is incorporated by reference from the Form 8-K filed by the Company on December 9, 2024 (the “EPFA Current Report”). Pursuant to the EPFA, the Company has the right to issue and sell to the EPFA Investor, from time to time as provided therein, and the EPFA Investor must purchase from the Company, up to an aggregate of $75 million (the “Commitment Amount”) in newly issued shares (the “Advance Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), subject to the satisfaction or waiver of certain conditions. The Company may issue up to 866,873 Advance Shares assuming a purchase price of $8.075 per Advance Share.

The EFPA also provides for the issuance of two pre-paid advances in the aggregate amount of $10 million, the first pre-paid advance in the amount of $7 million and the second pre-paid advance in the amount of $3 million, each of which to be evidenced by a senior secured convertible promissory note (each, a “Note”), which is convertible into shares of Common Stock, the form of which Note is attached to the EPFA Current Report as Exhibit 10.2 and is incorporated herein by reference. On December 6, 2024, the EPFA Investor advanced to the Company the aggregate principal amount of $7 million following the Closing (the “First Pre-Paid Advance Note”). The second pre-paid advance of the aggregate principal amount of $3 million (the “Second Pre-Paid Advance Note”) will be advanced by the EPFA Investor to the Company no later than three (3) trading days following the date on which the initial Registration Statement (as defined in the EPFA) is declared effective by the U.S. Securities and Exchange Commission, subject to the satisfaction or waiver of certain conditions. The Notes are secured by all assets of the Company as described below. Based on the terms of the Note, the Company received proceeds under the First Pre-Paid Advance Note in an amount of approximately $6.5 million, after giving effect to a 7% original issue discount. These proceeds will be used by the Company first to pay the monthly payments of the First Pre-Paid Advance Note in accordance with its terms and then the remainder in the manner as will be set forth in the prospectus included in the Registration Statement. Currently, the Note for the First Pre-Paid Advance is initially convertible into 770,000 shares of Common Stock, assuming a conversion price of $10 and no accrued and unpaid interest. The Second Pre-Paid Advance Note will be initially convertible into 330,000 shares of Common Stock, assuming a conversion price of $10 and no accrued and unpaid interest.

The proceeds from the Second Pre-Paid Advance Note and sale of Advance Shares are expected to be used by the Company first to pay the then monthly payment on any outstanding Notes and then the remainder in the manner for working capital and as otherwise set forth in the prospectus included in the Registration Statement.

Pursuant to the terms of the EPFA, the Company is required to hold a special meeting of stockholders no later than ninety (90) calendar days following December 6, 2024 to seek approval of (i) the issuance of all of the shares of Common Stock that may be issuable pursuant to the Notes and the EPFA in compliance with the rules and regulations of Nasdaq and (ii) an amendment to the Company’s articles of incorporation to increase the number of authorized shares of capital stock of the Company to 250,000,000.

Upon the terms and subject to the conditions of the EPFA, at any time until the EPFA is terminated, the Company, in its sole discretion, has the right, but not the obligation, to issue and sell to the EPFA Investor, and the EPFA Investor must subscribe for and purchase from the Company, Advance Shares by the delivery to the EPFA Investor of Advance Notices (as defined below), on the following terms:

(i)       The Company must, in its sole discretion, select the number of Advance Shares, not to exceed the Maximum Advance Amount (as defined below), it desires to issue and sell to the EPFA Investor in each Advance Notice and the time it desires to deliver each written notice to the EPFA Investor setting forth the number of Advance Shares that the Company desires to issue and sell to the EPFA Investor (the “Advance Notice”).

(ii)       There is no mandatory minimum Advances and there is no non-usages fee for not utilizing the Commitment Amount or any part thereof.

(iii)      For so long as any amount remains outstanding under the Notes, without the prior written consent of the EPFA Investor, the Company may only submit an Advance Notice if the aggregate purchase price owed to the Company from such Advances (“Advance Proceeds”) may be paid by the EPFA Investor by offsetting the amount of the Advance Proceeds against an equal amount outstanding under the subject Notes (first towards accrued and unpaid interest, and then towards outstanding principal), subject to the Advance Proceeds being used by the Company first to pay the monthly payments of the Notes in accordance with the terms of the Notes and then the remainder in the manner as will be set forth in the prospectus included in any registration statement filed pursuant to the EPFA (and any post-effective amendment thereto) and any prospectus supplement thereto filed pursuant to the EPFA, including for working capital purposes for the Company and its subsidiaries.

(iv)      If there is any default under the Notes, the Company may only submit an Advance Notice if the Company obtains the prior written consent of the EPFA Investor and the Company must use the proceeds from the sale of the Advance Shares under the EPFA to first pay the Company’s senior Indebtedness, including amounts outstanding under any Notes as provided in Section 7.15 of the EPFA, subject to certain exceptions.

“Maximum Advance Amount” means:

•          “Accelerated Purchase Maximum Advance Amount” in respect of each Advance Notice with an accelerated purchase pricing period, 400% of the average daily trading volume over the five trading days before the notice date, but not exceed the ownership and registration limitations in the EPFA; and

•          “Regular Purchase Maximum Advance Amount” in respect of each Advance Notice with a regular purchase pricing period, 100% of the average daily trading volume over the five trading days before the notice date, also subject to the ownership and registration limitations in the EPFA.

The price per Advance Share will be determined by multiplying the market price by 95% in respect of an Advance Notice, which shall be reduced by one-third (1/3rd) for each Excluded Day Purchase Price (as defined in the EPFA), which is not known at the time an Advance Notice is delivered but shall be determined on each closing based on the daily prices of the Advance Shares that are the inputs to the determination of the purchase price.

While the Notes are outstanding, the Company cannot issue, sell, grant, or otherwise dispose of any securities, or enter into any agreement or arrangement to do so, at a price per security less than 120% of $2.00 per share of Common Stock (the “EPFA Floor Price”) on such date, or otherwise provide rights to acquire securities at an effective price per security below 120% of the EPFA Floor Price unless the Company uses the proceeds of such transaction to fully redeem such outstanding Notes.

Until the termination of the EPFA, the Company must maintain a minimum cash balance of $500,000.

As an inducement to entering into the EPFA, a designee of the EPFA Investor received 550,000 shares of Roth CH Acquisition V Inc. and such shares were converted into 550,000 shares of Common Stock in connection with Business Combination.

The Senior Secured Convertible Promissory Note

Each Note provides for a 7% original issue discount and is for a term of 15 months. Commencing on the ninetieth (90th) day following the applicable Issuance Date, and continuing on the same day of each successive calendar month until the entire outstanding principal amount has been repaid, the Company is required to make monthly payments to the holder of the Note (the “Holder”). Each monthly payment will be in an amount equal to the sum of (i) one twelfth (1/12) of the initial aggregate principal of the Note and all other notes issued pursuant to the EPFA, plus (ii) accrued and unpaid under the Note as of each payment date. Interest accrues on the outstanding principal balance hereof at an initial annual rate equal to 10% (“Interest Rate”), which Interest Rate will increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined in the Note).

Conversion Rights.

Conversion at Option of Holder. Each Note is convertible into shares of Common Stock at the option of the Investor at an initial conversion price of $10.00 per share (the “Conversion Price”). Subject to certain exceptions outlined in the Note, including, but not limited to, equity issuances in connection with its equity incentive plan and certain strategic acquisitions, if the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to receive, Common Stock, at an effective price per share less than the Conversion Price of the Note then in effect, the Conversion Price will be reduced to equal the effective price per share in such dilutive issuance. The Conversion Price is also subject to a downward adjustment if an Event of Default occurs. The Conversion Price is subject to an initial floor price of $2.00 per share of Common Stock, however beginning on the effective date of the initial Registration Statement, and on the same day of every six (6) months thereafter (each, a “Floor Price Reset Date”), the floor price will be reduced to 20% of the average volume weighted average price of the Common Stock for such trading day on the primary market of the Common Stock during regular trading hours as reported by Bloomberg L.P. (the “VWAP”) during the five (5) trading days immediately prior to such Floor Price Reset Date. Additionally, the Company may reduce the floor price to any amount set forth in a written notice to the Holder, provided that any such reduction will be irrevocable and will not be subject to increase thereafter. The Company may prepay the Note at its option, upon thirty (30) business days written notice, by paying a 10% redemption premium.

Event of Default Conversion. From and after the occurrence of an Event of Default, the Holder may elect to convert the Note into shares of the Common Stock at the “Event of Default Conversion Price”, which is equal to the lower of:

•	The Conversion Price then in effect; and

•

90% of the lowest VWAP of the Common Stock during the ten (10) consecutive trading days immediately prior to the date on which we received written notice of such conversion from such holder, subject to the Floor Price.

Limitations on Conversion. A Holder shall not have the right to convert any portion of the Note to the extent that, after giving effect to such conversion, the Holder (together with its related parties) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of shares of our Common Stock outstanding immediately after giving effect to such conversion. The Maximum Percentage may be raised or lowered to any other percentage not in excess of 9.99%, at the option of the Holder, except that any increase will only be effective upon 61 days’ prior written notice to us.

Redemption Rights.

At any time, the Company may redeem in cash all, or any portion, of the Note, in an amount equal to the outstanding principal balance being redeemed, plus a 10% premium in respect of such principal amount, plus all accrued and unpaid interest, if any, on such principal amount.

The foregoing summary of the EPFA and the form of Note does not purport to be complete and is qualified in its entirety by reference to the agreements filed in the EFPA Current Report as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Security Agreement

Also, on December 6, 2024, the Company, each of its subsidiaries (each, a “Grantor”), and the Investor, for itself and as the collateral agent (the “Collateral Agent”) for the benefit of the Secured Parties (as defined in the Security Agreement), entered into a Security Agreement (the “Security Agreement”) with respect to the Notes.

Pursuant to the Security Agreement, each Grantor granted to the Collateral Agent, for the benefit of the Secured Parties, a security interest in such Grantor’s right, title and interest in and to each type of property described in the Security Agreement, or in which or to which such Grantor has any rights, whether now owned or hereafter acquired by such Grantor, wherever located, and whether now or hereafter existing or arising (collectively, the “Collateral”), including, but not limited to the Company’s Equipment, Inventory, Receivables, Related Contracts, Pledged Debt, Investment Property, Pledged Stock and Account Collateral (each as defined therein).

The Collateral secures and will secure all debts, obligations, liabilities, covenants and duties of every kind now or hereafter existing, absolute or contingent owed at any time to the Secured Parties by the Grantors under the Purchase Agreement, the Notes, the Guarantee and/or each other Transaction Document , or otherwise (whether or not evidenced by any note, indenture, guaranty or other agreement), whether principal, interest (including interest upon the occurrence of an Event of Default), fees, costs, expenses, including without limitation attorneys’ fees and expenses.

The foregoing description of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Security Agreement, a copy of which is filed as Exhibit 10.3 to the EFPA Current Report and is incorporated herein by reference.

Subsidiary Guarantee

Also, on December 6, 2024, each of the Company’s subsidiaries (the “Guarantors”) executed a guarantee agreement (the “Subsidiary Guarantee”), whereby each such Guarantor guaranteed to the EPFA Investor the prompt and full payment and performance of the Guaranteed Obligations of the Company under and pursuant to the Security Agreement.

The foregoing description of the Subsidiary Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Subsidiary Guaranty, a copy of which is filed as Exhibit 10.4 to the EFPA Current Report and is incorporated herein by reference.

Warrant Purchase Agreement

Also, on December 6, 2024, the Company and an institutional investor (the “Warrant Investor”) entered into a securities purchase agreement (the “Warrant Purchase Agreement”) pursuant to which the Company issued and sold to the Investor warrants to purchase up to $30,000,000 shares of Common Stock (the “Warrant Shares”) comprised of two tranches, (a) a warrant to purchase up to $10,000,000 shares of Common Stock (the “First Tranche Warrant”) and (b) a warrant to purchase up to $20,000,000 shares of Common Stock (the “Second Tranche Warrant” and together with the First Tranche Warrant, the “Warrants”). The Warrants may be exercised on any day on or after December 6, 2024, in whole or in part at an initial exercise price of $10.00 per share (the “Exercise Price”), subject to certain adjustments as provided in the applicable Warrant.

The number of Warrant Shares issuable upon exercise of First Tranche Warrant is equal to the quotient of (i) the product of (x) $10 million minus any amounts previously paid to exercise the Warrants and (y) multiplied by 110%, and (ii) divided by the Exercise Price then in effect. Currently, the number of Warrant Shares issuable upon exercise of the First Tranche Warrant is equal to 1,100,000, assuming an Exercise Price of $10. The number of Warrant Shares issuable upon exercise of Second Tranche Warrant is equal to 2,140,000, subject to certain adjustments.

The First Tranche Warrant and the Second Tranche Warrant will expire on the twenty (20) month anniversary and the five (5) year anniversary, respectively, of the effective date of the registration statement registering the resale of the Warrant Shares. Subject to certain exceptions outlined in the Warrants, including, but not limited to, equity issuances in connection with its equity incentive plan and certain strategic acquisitions, if the Company sells, enters into an agreement to sell, or grants any option to purchase, or sells, enters into an agreement to sell, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or any other securities that are at any time convertible into, or exercisable or exchangeable for, or otherwise entitle the holder thereof to receive, Common Stock, at an effective price per share less than the Exercise Price of the Warrants then in effect, the Exercise Price of the Warrants will be reduced to equal the effective price per share in such dilutive issuance. Further, the Exercise Price of the Warrants is subject to a floor price (the “Warrant Floor Price”) of $2.00 per share of Common Stock. Beginning the effective date of the initial registration statement, and on the same day of every six (6) months thereafter (each, a “Warrant Floor Price Reset Date”), the Warrant Floor Price will be reduced to 20% of the average VWAP during the five (5) trading days immediately prior to such Warrant Floor Price Reset Date. Additionally, the Company may reduce the Warrant Floor Price to any amount set forth in a written notice to the Warrant holder, provided that any such reduction will be irrevocable and will not be subject to increase thereafter.

Pursuant to the terms of the Warrant Purchase Agreement, the Company is required to hold a Stockholder Meeting, no later than ninety (90) calendar days following December 6, 2024, to seek approval of (i) the issuance of all of the Warrant Shares in compliance with the rules and regulations of Nasdaq and (ii) an amendment to the articles of incorporation to increase the number of authorized shares of capital stock of the Company to 250,000,000.

The Warrant Investor will not have the right to exercise any portion of the Warrants to the extent that, after giving effect to such exercise, the holder (together with certain related parties) would beneficially own in excess of the Maximum Percentage of shares of our Common Stock outstanding immediately after giving effect to such conversion. The Maximum Percentage may be raised or lowered to any other percentage not in excess of 9.99%, at the option of the holder, except that any increase will only be effective upon 61 days’ prior written notice to us.

The foregoing description of the Warrant Purchase Agreement, the First Tranche Warrant and the Second Tranche Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement, the form of First Tranche Warrant and the form of Second Tranche Warrant, copies of which are filed as Exhibits 10.5, 10.6 and 10.7, respectively, to this Form 8-K and are incorporated herein by reference.

Registration Rights Agreements

On December 6, 2024, the Company also entered into (a) a registration rights agreement with the EPFA Investor with respect to the resale of the shares of Common Stock issuable pursuant to the EPFA and the Notes, and (b) a registration rights agreement with the Warrant Investor with respect to the resale of the shares of Common Stock issuable pursuant to the terms of the Warrants (together, the “Registration Rights Agreements”).

The foregoing description of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreements, copies of which are filed as Exhibits 10.8 and 10.9, respectively, to this Form 8-K and are incorporated herein by reference.

Voting Agreements

Pursuant to the EPFA and the Warrant Purchase Agreement, and in connection with the Stockholder Meeting, stockholders holding at least 51% of the shares of Common Stock as of December 6, 2024 have executed voting agreements with the Company pursuant to which they have agreed to vote for the proposals to be approved in connection with each agreement.

The foregoing description of the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of Voting Agreement, copies of which are filed as Exhibit 10.10 and 10.11 to the EFPA Current Report and are incorporated herein by reference.

Until stockholder approval is obtained, the total cumulative number of shares of Common Stock that may be issued to each Investor until the applicable agreements will be limited to 19.99% of the number of shares of Common Stock issued and outstanding (the “Exchange Cap”) pursuant to the requirements of the Nasdaq Stock Market LLC or other applicable rules of the principal market on which the Company’s securities are listed. The Exchange Cap will be calculated based on the number of shares of Common Stock issued and outstanding as of the date of such agreement, which number shall be reduced, on a share-for-share basis, by the number of shares of Common Stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by such agreement under the applicable rules of the principal market.

The EPFA, form of Note, Warrant Purchase Agreement, Warrants, Registration Rights Agreements and Voting Agreements contain customary representations, warranties, agreements and conditions, indemnification rights and obligations of the parties. Among other things, the EPFA Investor and Warrant Investor represented to the Company, that each of them is an “accredited investor” (as such term is defined in Rule 501(a) of Regulaion D of the Securities Act of 1933, as amended.

NEH is evaluating the proper accounting treatment of the EPFA, the Note, and the Warrants.

Net Debt Calculation and its Impact on the Company Merger Shares

The calculation of the Net Debt, and its impact on the Company Merger Shares, is set forth below. Pursuant to the Third Amendment to the Business Combination, Net Debt means the total Indebtedness of NEH and the NEH Subsidiaries, excluding any existing Indebtedness that converts, exchanges or is exercised into share capital of the Company, after subtracting all cash and liquid assets.

The 9,000,000 shares of Holdings common stock were subject to adjustment based on the Net Debt at closing that is different from the Net Debt at the date of the Original Business Combination Agreement (the “Net Debt Variation”). For every dollar decrease in the Net Debt Variation the Company Merger Shares shall be increased by 1/10 of one share and for every dollar increase in the Net Debt Variation the Company Merger Shares shall be decreased by 1/10 of one share.

The table below shows the calculation of the Net Debt Variation. Based on these amounts, there was an adjustment in the Company Merger Shares in the amount of 83,414.

Balance at
September 30, 2024
Notes payable (1)	925,782
Less: cash and liquid assets	91,642
Total Net Debt	834,140

(1)	Includes $720,000 plus accrued interest of the NEH 10% Secured Convertible Debenture which is not convertible into shares at the consummation of the Business Combination.

The table below shows the calculation of the Company Merger shares adjusted for the increase in the Net Debt Variation resulting in the issuance of 8,916,625 shares to the shareholders of NEH.

Original Company Merger Shares	9,000,000
Less: Adjustment (1)	(83,375)
Adjusted Company Merger Shares	8,916,625

(1)	Includes the Net Dent adjustment of 83,414, net of round up share adjustment of 39.

(2)

The following table summarizes the pro forma number of shares of Holdings Common Stock outstanding following the consummation of the Business Combination, discussed further in the sections below, excluding the potential dilutive effect of the Holdings Public Warrants, Private Warrants and the Earnout Shares.

Equity Capitalization Summary	Shares	%
NEH Stockholders	8,916,625	67.8%
ROCL Public Stockholders	337,027	2.5%
Sponsor Stockholders	2,786,500	21.2%
Advisor Shares	1,125,000	8.5%
Total common stock	13,165,152	100.0%

The following table shows the per share value of Holdings Common Stock held by non-redeeming holders of Holdings Common Stock:

Shares	337,027
Book equity per share	$(3.75)

Accounting for the Business Combination

The Business Combination was accounted for as a reverse recapitalization with ROCL being treated as the acquired company in accordance with U.S. GAAP. Accordingly, the financial statements of the combined entity will represent a continuation of the financial statements of NEH with the business combination treated as the equivalent of NEH issuing stock for the net assets of ROCL, accompanied by a recapitalization. The net assets of ROCL were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of NEH.

NEH was determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	NEH’s current shareholders hold a majority of the voting power of Holdings post Business Combination;

•

The post-combination Board consists of five (5) directors, including two of the existing directors from NEH, two (2) members who qualify as an independent director under the applicable SEC and Nasdaq rules and one (1) director designated by certain holders of Holdings common stock and warrants subject to the consent of NEH;

•	NEH’s operations substantially comprise the ongoing operations of Holdings;

•	NEH’s senior management comprises three members of the NEH senior management, and those other persons as mutually agreed by Holdings and NEH.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2024(1)

				Transaction
	Holdings	NEH	ROCL	Accounting		Pro Forma
	(Historical)	(Historical)	(Historical)	Adjustments		Combined
ASSETS
Current assets
Cash	$—	$409,250	$6,620	$3,826,473	A	$4,615,386
				(5,253,512)	B
				162,499	I
				92,056	J
				(1,470,000)	F
				332,000	M
				6,510,000	Q
Cash and marketable securities held in Trust Account	—	—	17,928,070	(3,826,473)	A	—
				90,000	H
				(47,608)	I
				(14,143,989)	P
Accounts receivable, net	—	698,016	—	—		698,016
Restricted investments	—	1,320,425	—	—		1,320,425
Prepaid expenses	—	327,079	25,490	395,000	B	747,569
Prepaid income taxes	—	—	—	—		—
Total current assets	—	2,754,770	17,960,180	(13,333,554)		7,381,396
Non-current assets
Deferred tax asset	—	1,657,332	—	—		1,657,332
Prepaid expenses - noncurrent	—	420,000	—	—		420,000
Oil and natural gas properties, net (full cost)	—	466,402	—	—		466,402
Other property, plant and equipment, net	—	3,802,489	—	—		3,802,489
Total non-current assets	—	6,346,223	—	—		6,346,223
Total assets	$—	$9,100,993	$17,960,180	$(13,333,554)		$13,727,619

LIABILITIES
Current liabilities
Accrued expenses	$—	$471,330	$2,113,329	$(2,256,612)	B	$328,047
Accounts payable	—	1,746,252	—	—		1,746,252
Income taxes payable	—	—	14,323	—		14,323
Notes payable - current	—	3,704,607	—	332,000	M	477,913
				(3,634,232)	M
				75,538	M
Due to related parties	12,583	1,692,951	—	(751,600)	B	913,492
				(27,859)	M
				(12,583)	O
Other current liabilities	—	73,138	—	—		73,138
Promissory note - related party	—	—	1,287,944	90,000	H	—
				92,056	J
				(1,470,000)	F
Excise tax payable	—	—	1,029,003	—		1,029,003
Total current liabilities	12,583	7,688,278	4,444,599	(7,563,292)		4,582,168
Non-current liabilities
Asset retirement obligation		1,722,926	—	—		1,722,926
Notes payable non-current		2,175,191	—	—		2,175,191
Convertible promissory note				7,000,000	Q	7,000,000
Discount on note				(490,000)	Q	(490,000)
Total non-current liabilities	—	3,898,117	—	6,510,000		10,408,117
Total liabilities	12,583	11,586,395	4,444,599	(1,053,292)		14,990,285

Common stock subject to possible redemption		—	17,751,247	(3,826,474)	E	—
				219,216	I
				(14,143,989)	P

EQUITY
NEH Series X preferred stock	—	1	—	(1)	L	—
NEH common stock	—	6,209	—	(8,623)	C	—
				5	L
				2,409	M
Holdings common stock	—	—	—	334	N	1,318
				892	C
				34	E
				58	G
ROCL common stock	—	—	334	(334)	N	—
Additional paid-in capital	—	524,276	—	(313,045)	B	7,227,658
				7,731	C
				(12,657,264)	D
				3,826,440	E
				788,900	K
				(4)	L
				6,209,942	G
				3,659,682	M
				5,181,000	R
Accumulated deficit	(12,583)	(3,015,888)	(4,236,000)	(1,537,255)	B	(8,491,642)
				12,657,264	D
				(788,900)	K
				(6,210,000)	G
				114,891	I
				(219,216)	I
				(75,538)	M
				12,583	O
				(5,181,000)	R
Total equity	(12,583)	(2,485,402)	(4,235,666)	5,470,985		(1,262,666)

Total equity and liabilities	$—	$9,100,993	$17,960,180	$(13,333,554)		$13,727,619

(1)

The unaudited pro forma condensed combined balance sheet as of September 30, 2024, combines the unaudited balance sheet of Holdings as of September 30, 2024, with the unaudited balance sheet of NEH as of September 30, 2024, with the unaudited balance sheet of ROCL as of September 30, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024(2)

				Transaction
	Holdings	NEH	ROCL	Accounting		Pro Forma
	(Historical)	(Historical)	(Historical)	Adjustments		Combined
Revenue	$—	$384,731	$—	$—		$384,731

Costs and expenses
Lease operating expenses	—	(982,423)	—	—		(982,423)
Depletion, depreciation, amortization, and accretion	—	(692,906)	—	—		(692,906)
General and administrative expenses	(12,583)	(2,754,412)	(1,540,761)	(296,250)	CC	(4,591,423)
				12,583	DD
Total costs and expenses	(12,583)	(4,429,741)	(1,540,761)	(283,667)		(6,266,752)

Income (loss) from operations	(12,583)	(4,045,010)	(1,540,761)	(283,667)		(5,882,021)

Other income (expense)
Interest and penalties	—	—	(463)	—		(463)
Interest income	—	37,587	2,274	—		39,861
Interest expense	—	(267,838)	—	(98,000)	EE	(408,989)
				(43,151)	FF
Other, net	—	200,396	—	—		200,396
Interest income on marketable securities held in Trust Account	—	—	677,062	(677,062)	AA	—
Total other income (expenses)	—	(29,855)	678,873	(818,213)		(169,195)

Income (loss) before income tax expense	(12,583)	(4,074,865)	(861,888)	(1,101,880)		(6,051,216)

Income tax benefit (expense)	—	1,048,832	(174,717)	174,717	BB	1,048,832

Net loss	$(12,583)	$(3,026,033)	$(1,036,605)	$(927,163)		$(5,002,384)

Basic and diluted net income per share, common stock subject to possible redemption			$0.13

Basic and diluted net loss per share, non-redeemable common stock			$(0.37)

Pro forma weighted average number of shares outstanding - basic and diluted						13,165,152	(2)

Pro forma earnings per share - basic and diluted						$(0.38)

(1)	Please refer to Note 7 (“Net Loss per Share”) for details.

(2)

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2024, combines the unaudited statement of operations of Holdings for the nine months ended September 30, 2024, with the unaudited statement of operations of NEH for nine months ended September 30, 2024, with the unaudited statement of operations of ROCL for the nine months ended September 30, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023(2)

				Transaction
	Holdings	NEH	ROCL	Accounting		Pro Forma
	(Historical)	(Historical)	(Historical)	Adjustments		Combined
Revenue	$—	$612,192	$—	$—		$612,192
Costs and expenses
Lease operating expenses	—	(1,332,548)	—	—		(1,332,548)
Depletion, depreciation, amortization, and accretion	—	(885,832)	—	—		(885,832)
General and administrative expenses	—	(4,519,811)	(1,764,792)	(1,537,255)	CC	(8,216,858)
				(395,000)	FF
Stock-based compensation expense				(6,210,000)	DD	(12,179,900)
				(788,900)	EE
				(5,181,000)	II
Total costs and expenses	—	(6,738,191)	(1,764,792)	(14,112,155)		(22,615,138)

Gain on sale of assets	—	5,834,293	—	—		5,834,293
Income (loss) from operations	—	(291,706)	(1,764,792)	(14,112,155)		(16,168,653)

Other income (expense)
Interest income	—	46,437	—	—		46,437
Interest expense	—	(172,143)	—	(392,000)	GG	(915,422)
				(351,279)	HH
Other, net	—	(180,943)	—	—		(180,943)
Change in the fair value of due to non-redeeming stockholders	—	—	(480,000)	—		(480,000)
Interest income on marketable securities held in Trust Account	—	—	2,967,733	(2,967,733)	AA	—
Total other income (expenses)	—	(306,649)	2,487,733	(3,711,012)		(1,529,928)

Income (loss) before income tax expense	—	(598,355)	722,941	(17,823,167)		(17,698,581)

Income tax benefit (expense)	—	608,500	(810,659)	810,659	BB	608,500

Net income (loss)	$—	$10,145	$(87,718)	$(17,012,508)		$(17,090,081)

Basic and diluted net income per share, common stock subject to possible redemption			$0.17

Basic and diluted net loss per share, non-redeemable common stock			$(0.33)

Pro forma weighted average number of shares outstanding - basic and diluted						13,165,152	(2)

Pro forma earnings per share - basic and diluted						$(1.30)

(1)	Please refer to Note 7 (“Net Loss per Share”) for details.

(2)

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the audited statement of operations of NEH for year ended December 31, 2023, with the audited statement of operations of ROCL for the year ended December 31, 2023. Holdings was incorporated on June 24, 2024, therefore there is no December 31, 2023, statement of operations included in the pro forma condensed combined statement of operation as of December 31, 2023.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation and Accounting Policies

The Business Combination was accounted for as a reverse recapitalization, in accordance with U.S. GAAP. Under this method of accounting, Holdings will be treated as the “acquired” company for financial reporting purposes, and NEH will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•	NEH’s current shareholders hold a majority of the voting power of Holdings post Business Combination;

•

The post-combination Board consists of five (5) directors, including two of the existing directors from NEH, two (2) members who qualify as an independent director under the applicable SEC and Nasdaq rules and one (1) director designated by certain holders of Holdings common stock and warrants subject to the consent of NEH;

•	NEH’s operations substantially comprises the ongoing operations of Holdings;

•	NEH’s senior management comprises three members of the NEH senior management, and those other persons as mutually agreed by Holdings and NEH.

Under this method of accounting, although Holdings acquired all of the outstanding equity interests of NEH in the Business Combination, Holdings was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of NEH issuing stock for the net assets of Holdings, accompanied by a recapitalization. The net assets of Holdings were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of NEH.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024, assumes that the Business Combination and related transactions occurred on September 30, 2024. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2024, and for the year ended December 31, 2023, presents pro forma effect to the Business Combination as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined balance sheet as of September 30, 2024, has been prepared using, and should be read in conjunction with, the following:

●	ROCL’s unaudited balance sheet as of September 30, 2024, and the related notes for the nine months ended September 30, 2024; and

●	Holdings’ unaudited balance sheet as of September 30, 2024, and the related notes for the nine months ended September 30, 2024; and

●	NEH’s unaudited consolidated balance sheet as of September 30, 2024, and the related notes for the nine months ended September 30, 2024.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2024, has been prepared using, and should be read in conjunction with, the following:

●	ROCL’s unaudited statement of operations for the nine months ended September 30, 2024, and the related notes; and

●	Holding’s unaudited statement of operations for the nine months ended September 30, 2024, and the related notes; and

●	NEH’s unaudited consolidated statement of operations for the nine months ended September 30, 2024, and the related notes.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, has been prepared using, and should be read in conjunction with, the following:

●	ROCL’s audited statement of operations for the year ended December 31, 2023, and the related notes; and

●	NEH’s audited consolidated statement of operations for the year ended December 31, 2023, and the related notes.

●

Holdings was incorporated on June 24, 2024, therefore there is no December 31, 2023, statement of operations included in the pro forma condensed combined statement of operation as of December 31, 2023.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The historical financial statements of NEH have been prepared in accordance with U.S. GAAP. The historical financial statements of ROCL have been prepared in accordance with U.S. GAAP. The historical financial statements of Holdings have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects U.S. GAAP, the basis of accounting used by NEH.

The share amounts and ownership percentages set forth above are not indicative of voting percentages and do not take into account ROCL Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter or the Earnout Shares that may be earned at a future point in time.

Upon consummation of the Business Combination, management has performed a comprehensive review of the two entities’ accounting policies. As a result of the review, management has not identified differences between the accounting policies of the two entities which have a material impact on the financial statements of the Combined Company. Based on its analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 2 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). EFHAC has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to include all necessary Transaction Accounting Adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.

The audited and unaudited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the transaction under GAAP. NEH and Holdings have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2023.

Transaction Accounting Adjustments to Unaudited Pro Foma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments to the unaudited pro forma condensed combined balance sheet as of September 30, 2024, are as follows:

A.	Reflects the liquidation and reclassification of $3.8 million of funds held in the Trust Account to cash that became available following the Business Combination.

B.

Reflects the payments of $1.6 million of Business Combination related fees and expenses of NEH and the payment of $3.6 million of ROCL Business Combination related fees and expenses at the closing of the Business Combination.

C.	Represents the exchange of 8,623,25 outstanding NEH shares into 8,916,625 shares of Company Merger shares of common stock at a par value of $0.0001 per share at the Business Combination.

D.

Represents the elimination of ROCL’s historical accumulated losses after recording the transaction costs to be incurred by ROCL of $1,537,255 as described in (B) above, the advisor shares of $6,210,000 as described in (G) below, the stock-based compensation expense of $788,900 as described in (K) below, and the recording of interest earned in the Trust account subsequent to September 30, 2024, as described in (I) below.

E.	Reflects the reclassification of 337,027 shares of ROCL common stock subject to possible redemption to permanent equity.

F.	Reflects the repayment of the ROCL promissory note – related party.

G.

Reflects the issuance of 575,000 shares of ROCL common stock to advisors for services rendered in connection with the Business Combination, at $10.80 per share as of December 4, 2024, par value $0.0001.

H.	Reflects the borrowings from the ROCL Initial Stockholders in order to fund extension payments into the Trust account subsequent to September 30, 2024.

I.

Reflects withdrawals from the Trust account for certain tax obligations of $162,499, net of interest earned in the Trust account subsequent to September 30, 2024, of $114,891 and to record the accretion of the ROCL common stock subject to redemption of $219,216.

J.	Reflects the receipts of amounts from the ROCL Initial Stockholders for working capital purposes.

K.

Reflects the recognition of stock-based compensation at the consummation of the Business Combination related to the sales of Founders Shares to certain ROCL Initial Stockholders and independent directors.

L.	Reflects the conversion of 5,000 shares of NEH Series X preferred shares into 5,000 NEH common shares on a one-for-one basis.

M.

Reflects the additional NEH debenture proceeds of $332,000 and the accrual of interest of $75,358on the additional proceeds received subsequent to September 30, 2024. Reflects the conversion of $3.7 million of the convertible bridge financing debentures to NEH common stock, par value $0.001 per share, at the consummation of the Business Combination at a conversion amount of $1.52 per share based on a pre-money value of $20.0 million.

NEH debentures issued as of September 30, 2024	$3,254,553
Interest accrued subsequent to September 30, 2024	75,538
Proceeds received subsequent to September 30, 2024	332,000
Total pro forma NEH debentures issued	$3,662,091

Scenario 2
Conversion rate:
Pre-money value	$20,000,000
Shares	13,165,152
Conversion rate – Pre-money value/ shares	$1.52
NEH debentures issued	$3,662,091
Conversion shares – NEH debenture issued/conversion rate	2,409,270

N.	Reflects the merger of ROCL with Roth CH Holdings, Inc.

O.	Reflects the elimination of the intercompany expenses between ROCL and Holdings.

P.	Reflects the redemption of 1,245,770 shares of ROCL common stock subsequent to September 30, 2024, at approximately $11.35 per share for an aggregate amount of $14.1 million.

Q.

Reflects the proceeds received from the senior secured promissory note under the EPFA of $7.0 million, net of 7% original issues discount of $490,000. NEH is currently evaluating the proper accounting treatment of the convertible note and the warrants issued.

R.

Reflects the recognition of stock-based compensation of $5.2 million related to the transfer of 550,000 Founders Shares to ATW, valued at $9.42 per share, as part of the Equity Purchase Facility Agreement, at the consummation of the Business Combination.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for nine months ended September 30, 2024, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2023.

BB.	Reflects the elimination of the ROCL tax provision since the interest income generated from the investments held in the Trust account is eliminated in adjustment (AA) above.

CC.	Reflects the amortization of the prepaid D&O insurance policy.

DD.Reflects the elimination of the intercompany expenses between ROCL and Holdings.

EE.	Reflects the amortization of the note discount.

FF.

Reflects the interest accrued on the convertible promissory note for January 2024 through March 2024, assuming that the payments on the note commenced on April 1, 2023, which is the 90th day following the issuance date in the sum of one twelfth (1/12) of the initial principal of the note.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, are as follows:

AA.	Reflects the elimination of interest income generated from the investments held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2023.

BB.	Reflects the elimination of the ROCL tax provision since the interest income generated from the investments held in the Trust account is eliminated in adjustment (AA) above.

CC.	Reflects the transaction costs of ROCL.

DD.	Reflects the recognition of stock-based compensation expense related to the issuance of shares to third party advisors for services rendered in connection with the Business Combination.

EE.

Reflects the recognition of stock-based compensation at the consummation of the Business Combination related to the sale of Founders Shares to certain ROCL Initial Stockholders and independent directors.

FF.	Reflects the amortization of the prepaid D&O policy.

GG.	Reflects the amortization of the note discount.

HH.

Reflects the interest accrued on the convertible promissory note for January 2023 through December 2023, assuming that the payments on the note commenced on April 1, 2023, which is the 90th day following the issuance date in the sum of one twelfth (1/12) of the initial principal of the note.

II.

Reflects the recognition of stock-based compensation of $5.2 million related to the transfer of 550,000 Founders Shares to ATW, valued at $9.42 per share, as part of the Equity Purchase Facility Agreement, at the consummation of the Business Combination.

Note 3 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared with the actual redemptions of Public Shares by ROCL’s Public Shareholders for the nine months ended September 30, 2024:

Nine Months Ended
September 30, 2024
Pro forma net loss	$(5,002,384)
Weighted average shares outstanding of common stock – basic and diluted	13,165,152
Net loss per share – basic and diluted	$(0.38)
Excluded securities:(1)
Public Warrants	5,750,000
Private Warrants	230,750
Earnout Shares	1,000,000
Convertible Note Warrants	3,240,000

Year Ended
December 31, 2023
Pro forma net loss	$(17,030,081)
Weighted average shares outstanding of common stock – basic and diluted	13,165,152
Net loss per share – basic and diluted	$(1.30)
Excluded securities:(1)
Public Warrants	5,750,000
Private Warrants	230,750
Earnout Shares	1,000,000
Convertible Note Warrants	3,240,000

(1)The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.